SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York  10017
212-326-3939
January 9, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	11 Pages

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,901,194

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

22,901,194

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

22,901,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 311,300,000 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Issuer”) outstanding as of January 5, 2009 as reported in its press release attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K (the “1/5/09 8-K”). Although this Schedule 13D filing reflects additional purchases of Common Shares, the Reporting Person’s total beneficial ownership percentage has decreased due to the dilutive effects arising from the conversion of 42,350,000 common partnership units held in the Issuer’s operating partnership into 42,350,000 Common Shares, as announced by the Issuer on January 5, 2009.

CUSIP No.	370021107	13D	Page	3	of	11 Pages

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,901,194

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

22,901,194

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

22,901,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is based on 311,300,000 Common Shares outstanding as of January 5, 2009 as reported in its press release attached as Exhibit 99.1 on the 1/5/09 8-K. Although this Schedule 13D filing reflects additional purchases of Common Shares, the Reporting Person’s total beneficial ownership percentage has decreased due to the dilutive effects arising from the conversion of 42,350,000 common partnership units held in the Issuer’s operating partnership into 42,350,000 Common Shares, as announced by the Issuer on January 5, 2009.

CUSIP No.	370021107	13D	Page	4	of	11 Pages

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,996,904

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

7,996,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

7,996,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 311,300,000 Common Shares outstanding as of January 5, 2009 as reported in its press release attached as Exhibit 99.1 on the 1/5/09 8-K. Although this Schedule 13D filing reflects additional purchases of Common Shares, the Reporting Person’s total beneficial ownership percentage has decreased due to the dilutive effects arising from the conversion of 42,350,000 common partnership units held in the Issuer’s operating partnership into 42,350,000 Common Shares, as announced by the Issuer on January 5, 2009.

CUSIP No.	370021107	13D	Page	5	of	11 Pages

1	NAME OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,901,194

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

22,901,194

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

22,901,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.4%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 311,300,000 Common Shares outstanding as of January 5, 2009 as reported in its press release attached as Exhibit 99.1 on the 1/5/09 8-K. Although this Schedule 13D filing reflects additional purchases of Common Shares, the Reporting Person’s total beneficial ownership percentage has decreased due to the dilutive effects arising from the conversion of 42,350,000 common partnership units held in the Issuer’s operating partnership into 42,350,000 Common Shares, as announced by the Issuer on January 5, 2009.

Item 1. Security and Issuer
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D, as previously amended to date (the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Original 13D.
     As of January 9, 2009, the Reporting Persons beneficially owned an aggregate of 22,901,194 Common Shares (the “Subject Shares”), representing approximately 7.4% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 52,000,000 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 74,901,194 Common Shares (approximately 24.1% of the outstanding Common Shares). Although this Schedule 13D filing reflects additional purchases of Common Shares and Swaps, the Reporting Persons total beneficial ownership percentage and aggregate economic exposure has decreased due to the dilutive effects arising from the conversion of 42,350,000 common partnership units held in the Issuer’s operating partnership into 42,350,000 Common Shares, as announced by the Issuer on January 5, 2009.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd.,5 a Cayman Islands exempted company (collectively, the “Pershing Square Funds”). With respect to the transactions reflected on this Amendment No. 2, the Pershing Square Funds purchased the Subject Shares and the Swaps, for a total consideration (including brokerage commissions) of $4,822,035. The source of funds for such transactions was derived from the capital of the Pershing Square Funds.
Item 5. Interest in Securities of the Issuer
The first sentence of Items 5(a) and (b) the Schedule 13D is amended and restated as follows:
     (a), (b) Based upon the Issuer’s press release attached as Exhibit 99.1 the 1/5/09 8-K, 311,300,000 Common Shares were outstanding as of January 5, 2009. Based on the foregoing, the Subject Shares represented approximately 7.4% of the Common Shares issued and outstanding as of such date.

[5]	Including economic exposure to Common Shares and Swaps held by Pershing Square International, Ltd.’s wholly owned subsidiary PSRH, Inc.

Item 5(c) of the Schedule 13D is amended and restated as follows:
     (c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected since Amendment No. 1 to this Schedule 13D by the Reporting Persons for the benefit of the Pershing Square Funds.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, the Reporting Persons entered into Swaps for the benefit of Pershing Square, L.P. (the “PSLP Swaps”), Pershing Square II, L.P. (the “PSII Swaps”) and Pershing Square International, Ltd (the “PSIL Swaps”, collectively with the PSLP Swaps and PSII Swaps, the “Pershing Square Swaps”) on the dates described on Exhibit 99.1. The Pershing Square Swaps constitute economic exposure to approximately 16.7% notional outstanding Common Shares in the aggregate, have reference prices ranging from $0.49 to $2.12 and, with respect to the transactions reported on this Amendment No. 2, expire on the dates described on Exhibit 99.1.
     Under the terms of the Pershing Square Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of the Swaps. With regard to the Pershing Square Swaps, any dividends received by the counterparty on such notional Common Shares will be paid to the applicable Pershing Square Fund during the term of the Swap. All balances will be cash settled at the expiration date of the Swaps.
     The Pershing Square Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common

Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.
     Certain of the Reporting Persons have purchased debt securities of the Issuer of various maturities and in various amounts.
Item 7. Material to be Filed as Exhibits.
     Exhibit 99.1 Trading data

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2009	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX
Exhibit 99.1 Trading data